N E W S R E L E A S E

October 30, 2014

Nevsun Generates Strong Earnings and Cash Flow for Q3 2014

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three and nine months ended September 30, 2014.  Unless otherwise noted, with the exception of earnings per share and realized copper price and cost per pound figures, all financial results are in millions of US dollars.

Third quarter 2014 highlights

  Earnings per share of $0.13
  Cash generated from operating activities of $84 million
  Working capital of $519 million, including $380 million of cash and $113 million in current receivables
  Produced 56.4 million pounds of copper in the quarter (19% increase over Q2)
  Achieved industry lowest quartile C1 cash costs of $1.07 per pound
  Announced successful drilling results confirming a VMS district in and around Bisha
  Zinc plant expansion on track for 2016 start-up
  Achieved a safety milestone of over three years without a lost time injury
  Paid peer leading annualized dividend of $0.14 per share (approximately 29% of earnings)
	Q3 2014	Q2 2014	Q1 2014	YTD 2014
Revenues	$147.9	$169.2	$99.2	$416.3
Operating income	78.1	94.9	52.0	225.0
Net income	44.6	53.7	28.2	126.5
Net income attributable to Nevsun shareholders	25.5	30.5	15.5	71.5
Basic earnings per share attributable to Nevsun shareholders	0.13	0.15	0.08	0.36
Working capital	519.0	497.8	462.2	519.0
Copper price realized, per payable pound sold	2.98	3.21	3.01	3.08
C1 cash cost per payable pound sold (1)	$1.07	$1.05	$0.98	$1.04
(1)	C1 cash cost is a non-GAAP measure and includes mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. Royalties are excluded from the calculation of the C1 cash cost. Non-GAAP measures do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Refer to Non-GAAP Performance Measure in the Q3 MD&A for a reconciliation of IFRS measures to C1 cash cost.

“The team has delivered another highly profitable quarter.” stated Cliff Davis, President and CEO of Nevsun. “Nevsun earned $44.6 million during Q3 2014 ($25.5 million attributable to Nevsun shareholders) or $0.13 per share.  These results leave the Company in an even stronger position to execute its growth objectives.”

Operations Review

Key operating information – Bisha Mine:

	Q3 2014	Q2 2014	Q1 2014	YTD 2014
Ore mined, tonnes(1)(2)(3)	481,000	697,000	487,000	1,665,000
Waste mined, tonnes	2,707,000	2,719,000	3,471,000	8,897,000
Strip ratio, (using tonnes)	5.6	3.9	7.1	5.3

Processing – copper:
Ore milled, tonnes	477,000	386,000	353,000	1,216,000
Copper feed grade, %	6.3	6.6	6.1	6.3
Recovery, % of copper	85.6	84.6	83.5	84.7
Copper concentrate grade, %	27.2	27.1	28.8	27.6
Copper in concentrate produced, millions of pounds	56.4	47.4	39.7	143.5
Copper in concentrate produced, tonnes	25,600	21,500	18,000	65,100
Payable copper sold, millions of pounds(4)	49.8	51.5	34.0	135.3
Payable copper sold, tonnes(4)	22,600	23,400	15,400	61,400
Copper price realized per payable pound sold	$2.98	$3.21	$3.01	$3.08
C1 cash cost per payable pound sold	$1.07	$1.05	$0.98	$1.04
(1)	Ore tonnes mined for the three month period ended March 31, 2014 included 91,000 tonnes of oxide ore including pyrite sand, 382,000 tonnes of supergene ore and 14,000 tonnes of primary ore.
(2)	Ore tonnes mined for the three month period ended June 30, 2014 included 126,000 tonnes of oxide ore including pyrite sand, 531,000 tonnes of supergene ore and 40,000 tonnes of primary ore.
(3)	Ore tonnes mined for the three month period ended September 30, 2014 included 1,000 tonnes of oxide ore including pyrite sand, 426,000 tonnes of supergene ore and 54,000 tonnes of primary ore.
(4)	Q1 2014 included 4.5 million pounds or 2,000 tonnes (Q4 2013 – 30.6 million pounds or 13,900 tonnes) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Cliff Davis commented, “We are pleased to report strong performance by the Bisha plant and in the trucking logistics as the Bisha ore body continues to deliver continued high grade copper feed.  Monetizing our working capital including accounts receivable from our customers, the amount due from our partner and the copper concentrate in finished goods will be our short term objective so as to have a strong finish to the year.  In the longer term, another major focus is to ensure our zinc plant is commissioned on time and on budget so as to capitalize on expected strong zinc prices.”

Conference call details

The Company will hold a conference call on Friday, October 31, 2014, at 8:00AM Vancouver / 11:00AM Toronto, New York / 4:00 PM London, to discuss the Q3 2014 results.  Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until November 8, 2014, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 602544.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea. Nevsun’s 60%- owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and the adequacy of the Company’s financial resources and financial projections. Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Please see the Company’s MD&A for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com